Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                January 4, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



         Re:                        FT 9068
                      Ameriprise Top Picks, 2021 Portfolio
                                 (the "Trust")
                      CIK No. 1823350 File No. 333-250782
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your additional comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
-------

      1. PLEASE DISCLOSE THAT THE TRUST IS AVAILABLE EXCLUSIVELY TO CLIENTS OF AMERIPRISE.

      Response: In accordance with the Staff's comment, the following disclosure
has   been   added   to  the  Trust's  prospectus  under  the  section  entitled
"Distribution of Units":

      "Units of the Trust are available exclusively through Ameriprise Financial Services, LLC."

Portfolio
---------

      2.   PLEASE   DISTINGUISH  CLEARLY  HOW  THE  AMERIPRISE  DOMESTIC  EQUITY
RECOMMENDED LIST IS GENERATED VERSES HOW THE SPONSOR CREATES THE FINAL PORTFOLIO. PLEASE ALSO ADD THE DATE OF THE LIST TO THE FIRST SENTENCE OF THE DISCLOSURE UNDER THE "PORTFOLIO SELECTION PROCESS."

      Response: In accordance with the Staff's comment, the first paragraph of the section entitled "Portfolio Selection Process" will be replaced in its entirety with the following:

      "The stock universe for the Trust is the Ameriprise Domestic Equity Recommended List, dated December 29, 2020, which is comprised of U.S.-listed equity securities that the Ameriprise Equity Research team believes currently offer relatively attractive capital appreciation potential. From this list, Ameriprise selects its "top picks" which comprise the Trust's portfolio. The Ameriprise Equity Research team allocates their top picks using a strategic weighting methodology in conjunction with Ameriprise tactical sector allocations. This methodology begins by assigning a rating of Overweight, Equalweight or Underweight to each of the S&P 500(R) Index's 11 sectors and excludes sectors rated as Underweight if their inclusion would comprise less than 1% of the Trust's final portfolio. The Trust's exposure to each eligible S&P 500(R) Index sector is determined by the rating assigned by Ameriprise, as discussed above. See "Schedule of Investments" for the Trust's sector weightings as of the Initial Date of Deposit. Finally, the selected stocks (Top Picks) are approximately weighted within the Trust based on their relative weightings in the S&P 500(R) Index. The only S&P 500(R) Index sector that is not represented in the Trust's portfolio is the Utilities sector. As of December 29, 2020, the Ameriprise Domestic Equity Recommended List consists of 122 domestic publicly-traded companies. The S&P 500(R) Index is used only for purposes of allocating among the S&P 500(R) Index 11 sectors and the Trust will not replicate or track the S&P 500(R) Index."

In addition, please note that Ameriprise provided the top picks list to the Sponsor who then ran all of the securities through its own quality, liquidity and suitability screens as described in the section of the prospectus entitled "Portfolio Selection Process" in order to determine that the securities on the list are suitable for the Trust's portfolio.

      3. PLEASE EXPLAIN WHETHER AMERIPRISE CREATED THE AMERIPRISE DOMESTIC EQUITY RECOMMENDED LIST WITH THE TRUST IN MIND AND/OR EXCLUSIVELY FOR THE TRUST?

      Response: Please note that Ameriprise did not create the Ameriprise Domestic Equity Recommended List for the Trust and that Ameriprise may use the list for purposes unrelated to the Trust.

      4. IS THERE ANY MINIMUM OR MAXIMUM NUMBER OF COMPANIES TO BE INCLUDED IN THE TRUST'S PORTFOLIO? OR WILL THE FINAL PORTFOLIO CONSIST OF ALL COMPANIES THAT MEET ALL THE SPONSOR'S SCREENS?

      Response: Please note that there is no minimum or maximum number of companies that are to be included in the Trust's portfolio. The Sponsor includes all of the securities from the Ameriprise Domestic Equity Recommended List that meet the Sponsor's suitability criteria.

      5. IT IS STILL NOT CLEAR TO THE STAFF HOW OVERWEIGHT, EQUALWEIGHT AND UNDERWEIGHT IS USED. PLEASE EXPLAIN AND ALSO DESCRIBE WHAT PERCENTAGE IS ALLOCATED TO EACH.

      Response: Please refer to the Trust's response to comment 2 above.

      6. IT IS NOT CLEAR TO THE STAFF WHAT IS MEANT BY THE FOLLOWING DISCLOSURE:
"THE METHODOLOGY THEN ALLOCATES THE TRUST'S EXPOSURE TO EACH ELIGIBLE SECTOR BASED ON THE AMERIPRISE TACTICAL SECTOR ALLOCATION RECOMMENDATION." PLEASE EXPLAIN THE AMERIPRISE TACTICAL SECTOR ALLOCATION RECOMMENDATION.

      Response: Please refer to the Trust's response to comment 2 above.

      7. THE DISCLOSURE PROVIDES: "FINALLY, THE SELECTED STOCKS (TOP PICKS) ARE WEIGHTED WITHIN EACH SECTOR IN THE TRUST'S PORTFOLIO." PLEASE EXPLAIN HOW THE SECTORS ARE WEIGHTED.

      Response: Please refer to the Trust's response to comment 2 above.

      8. PLEASE CLARIFY, IF ACCURATE, THAT AMERIPRISE SELECTS THE "TOP PICKS" WHICH COMPRISE THE TRUST'S PORTFOLIO.

      Response: The following disclosure will be added to the section entitled "Portfolio Selection Process":

      "From this list, Ameriprise selects its "top picks" which comprise the Trust's portfolio."

Risk Factors
------------

      9. THE STAFF REITERATES ITS REQUEST TO CHANGE THE REFERENCE OF "TEAM" TO "TEAM'S RECOMMENDATIONS" IN THE "SECURITIES SELECTION" RISK WHICH PROVIDES AS
FOLLOWS:  "IN  ADDITION,  ANY  VIEWS  OF THE AMERIPRISE EQUITY RESEARCH TEAM ARE
SEPARATE AND APART FROM THE OFFERING OF THIS TRUST, AND DO NOT CONSTITUTE INVESTMENT ADVICE."

      Response: The referenced disclosure will be replaced in its entirety with the following:

      "In addition, the Ameriprise Equity Research team's recommendations are separate and apart from the offering of this Trust, and do not constitute investment advice to the investors in the Trust."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                   Very truly yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By  /s/ Daniel J. Fallon
                                                      ________________________
                                                      Daniel J. Fallon